Exhibit 99.1

NOVADAQ Announces First Quarter 2017 Financial Results

TORONTO, May 03, 2017 (GLOBE NEWSWIRE) -- NOVADAQ Technologies Inc (NASDAQ:NVDQ) (TSX:NDQ), the leading provider of proven comprehensive fluorescence imaging solutions that improve clinical outcomes and reduce healthcare costs in minimally invasive and open surgeries today reported financial results for the three months ended March 31, 2017. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (“U.S.”) dollars.

Recent Highlights

  First quarter revenue of $21.1 million, an increase of 19% from the first quarter of 2016.
    Recurring revenues in the first quarter were $10.0 million, representing a 43% year-over-year increase.
  Procedures performed using SPY technology systems during the first quarter were approximately 16,000 representing an increase of 30% year-over-year.
  Completed enrollment of the FILM trial, a study assessing the safety and utility of lymph node mapping with the PINPOINT system in patients with uterine and cervical cancers. Initial results to be presented before the end of the year.
  Introduced the SPY PHI Open Surgery Handheld Fluorescence Imaging System at the Society of American Gastrointestinal and Endoscopic Surgeons

The following table sets out certain quarterly revenue and installed base metrics:

	Q1-2017	Q1-2016	Change
REVENUES ($M)
Recurring	$10.0	$7.0	43%
Capital	6.9	7.6	(9%)
Total Direct	16.9	14.6	16%
Indirect (Partners/International Distributors)	4.2	3.1	33%
Total	$21.1	$17.7	19%

INSTALLED BASE
Direct Systems	988	760	30%
Recurring Revenue/Direct System	$10,075	$9,153	10%

“Results of the first quarter were in-line with our expectations and reflect continued solid execution and strong demand for our SPY fluorescence imaging technology,” said Rick Mangat, NOVADAQ’s President and Chief Executive Officer. “We are encouraged by the early traction we are seeing with the shift in focus towards recurring revenue in our sales model. I believe we have only penetrated a small portion of our potential global customer base.”

First Quarter Financial Results
For the three months ended March 31, 2017 NOVADAQ reported revenues of $21.1 million, compared to $17.7 million in the first quarter of 2016.  Total direct sales increased by $2.3 million, or 16%, and total Partnered/International sales increased by $1.1 million, or 33%, compared to Q1-2016.

First quarter 2017 gross profits increased to $14.2 million (67% margin) compared to gross profits of $12.7 million (71%) in the same period last year.  The decrease in gross profit percentage was due to a shift in revenues from capital sales to recurring revenue.  The increase in recurring revenue was mainly driven by higher tissue sales which earns a lower margin than capital sales.

Net loss for the first quarter of 2017 was $14.1 million, or $0.24 basic loss per share, compared with net loss of $7.0 million, or $0.12 basic loss per share, in the first quarter of 2016.  The increase in net loss was primarily a result of higher operating expenses of $7.1 million, non-cash warrant revaluation income of $1.3 million in the first quarter of 2016, and higher finance costs $0.3 million, partially offset by an increase in gross profit of $1.6 million.

First quarter 2017 operating burn (cash consumed by operating activities before changes in working capital) was $10.7 million compared to $5.5 million in the first quarter 2016. The difference to operating burn was mainly driven by increased operating expenses associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure. During the first quarter of 2017, non-cash working capital decreased by $2.2 million.

2017 Financial Guidance
NOVADAQ continues to expect full year 2017 revenue to be in the range of $98 to $102 million, representing growth in the range of 22% to 27% year-over-year. The Company anticipates recurring revenues for the full year to be in the range of $48 to $50 million, reflecting growth of 45% to 51% year-over-year. Gross margins are expected to be in the range of 65% to 70% for the full year 2017.

Webcast and Conference Call Information
NOVADAQ’s management team will host a conference call today beginning at 1:30 p.m. PT / 4:30 p.m. ET. Investors interested in listening to the conference call may do so by calling 877-407-8031 (within Canada and the U.S.) or 201-689-8031 outside Canada and the U.S.) or from the webcast on the “Investor Relations” section of the Company’s website at: www.novadaq.com.

A replay of the call will be available for 48 hours by calling (877) 481-4010 (within Canada and the U.S.) or (919) 882-2331 (outside Canada and the U.S.), using Conference ID:10307. The call will also be archived on the NOVADAQ website.

About NOVADAQ Technologies Inc.
NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real-time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 250 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. The SPY PHI open surgery portable, handheld imager is FDA (510)k cleared and CE Marked and is indicated for the visualization of blood flow and tissue perfusion in plastic, reconstructive, micro and gastrointestinal surgeries. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements
Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of NOVADAQ Technologies, Inc. SPY PHI is a trademark of NOVADAQ Technologies, Inc. DermACELL is a registered trademark of LifeNet Health, Inc.

Novadaq Technologies Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(expressed in U.S. dollars, except common shares outstanding)

	As at March 31, 2017	As at December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$56,139,164	$62,382,649
Accounts receivable	28,430,680	27,791,574
Prepaid expenses and other assets	5,767,149	5,776,463
Inventories	4,644,628	4,295,565
	94,981,621	100,246,251

Non-current assets
Long-term receivables	961,341	298,073
Other assets	398,676	-
Investments	289,284	-
Property and equipment, net	19,627,354	19,508,471
Intangible assets, net	16,665,216	16,847,287

Total Assets	$132,923,492	$136,900,082

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$17,373,654	$19,223,889
Provisions	438,121	510,203
Deferred revenue	2,837,372	2,156,096
Income taxes payable	24,033	24,433
Distribution rights payable	250,000	250,000
Other liabilities	489,212	445,252
	21,412,392	22,609,873
Non-current liabilities
Deferred revenue	617,538	729,209
Distribution rights payable	1,353,025	1,581,127
Long-term debt	9,617,245	-

Total Liabilities	$33,000,200	$24,920,209

Shareholders' Equity
Share capital	$340,224,517	$337,974,247
Contributed surplus	22,842,855	23,042,165
Deficit	(263,144,080)	(249,036,539)

Total Shareholders' Equity	$99,923,292	$111,979,873

Total Liabilities and Shareholders' Equity	$132,923,492	$136,900,082

Total number of common shares outstanding	57,802,861	57,445,151

Novadaq Technologies Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited)
(expressed in U.S. dollars)

	For the three months ended
	March 31, 2017	March 31, 2016

Product sales	$19,167,044	$16,779,708
Royalty revenue	525,750	495,250
Service revenue	1,382,459	451,113
Total revenues	21,075,253	17,726,071
Cost of sales	6,849,840	5,068,043
Gross profit	14,225,413	12,658,028

Selling and distribution expenses	21,264,284	15,308,081
Research and development expenses	3,924,099	3,163,368
Administrative expenses	2,911,640	2,556,259
Total operating expenses	28,100,023	21,027,708

Loss from operations	(13,874,610)	(8,369,680)

Finance costs	(285,922)	(24,028)
Finance income	52,991	89,681
Warrants revaluation adjustment	—	1,324,293
Net loss and comprehensive loss for the period	$(14,107,541)	$(6,979,734)

Basic loss and comprehensive loss per share for the period	$(0.24)	$(0.12)
Diluted loss and comprehensive loss per share for the period	$(0.24)	$(0.14)

Novadaq Technologies Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(expressed in U.S. dollars)

	For the three months ended
	March 31, 2017	March 31, 2016
OPERATING ACTIVITIES

Net loss and comprehensive loss for the period	$(14,107,541)	$(6,979,734)
Items not affecting cash
Depreciation of property and equipment	2,054,049	1,311,122
Amortization of intangible assets	423,199	436,402
Stock-based compensation	867,194	1,047,343
Amortization of deferred financing costs	41,126	—
Imputed interest on distribution rights payable	21,898	24,028
Imputed interest on long-term receivables	(22,342)	—
Shareholder warrants revaluation adjustment	—	(1,324,293)
	(10,722,417)	(5,485,132)
Changes in non-cash working capital
Increase in accounts receivable	(639,106)	(8,083)
Increase in inventories	(349,063)	(1,013,329)
Decrease in accounts payable and accrued liabilities and provisions	(1,929,033)	(1,951,375)
Decrease in income taxes payable	(400)	(10,900)
Decrease in prepaid expenses and other assets	9,314	336,598
Increase in deferred revenue	681,276	367,683
Net change in non-cash working capital balances related to operations	(2,227,012)	(2,279,406)

Increase in long-term receivables	(640,926)	—
(Decrease) increase in non-current deferred revenue	(111,671)	50,666
Cash used in operating activities	(13,702,026)	(7,713,872)

INVESTING ACTIVITIES
Addition of property and equipment	(2,977,036)	(2,774,422)
Purchase of intangible assets	(241,128)	—
Disposal of property and equipment	804,104	512,596
Purchase of investments	(289,284)	—
Cash used in investing activities	(2,703,344)	(2,261,826)

FINANCING ACTIVITIES
Net proceeds from the issuance of debt	9,177,443	—
Proceeds from exercise of options	1,227,726	37,533
Payment of distribution rights payable	(250,000)	(250,000)
Cash provided by (used in) financing activities	10,155,169	(212,467)

Net decrease in cash and cash equivalents	(6,250,201)	(10,188,165)
Net foreign exchange difference	6,716	5,951
Cash and cash equivalents at beginning of period	62,382,649	106,790,202

Cash and cash equivalents at end of period	$56,139,164	$96,607,988

For more information, please contact:
Lynn Pieper Lewis or Leigh Salvo
(415) 937-5404
investors@novadaq.com